January 8, 2018

VIA EDGAR CORRESPONDENCE

John Dana Brown, Esq.

Attorney-Advisor

Office of Transportation and Leisure

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Giggles N’ Hugs, Inc.
Registration Statement on Form S-1
Filed September 1, 2017
File No. 333-220302

Dear Mr. Brown:

This letter sets forth the responses of Giggles N’ Hugs, Inc. (with its subsidiaries, the “company”) to the comments contained in your letter, dated September 27, 2017, relating to the above-referenced registration statement (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold text below, and the responses of the company are set forth in plain text immediately following each comment.

The company will submit, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”) incorporating the changes discussed below in response to the Staff’s comment letter.

General

1.	Please disclose the total number of underlying shares of common stock to be offered as Rule 430A does not permit you to omit this information. For guidance, refer to Question 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response: The company has amended its Registration Statement to reflect the total number of underlying shares of common stock that may be offered.

Questions and Answers about the Rights Offering, page 12

Why are we conducting the rights offering, page 14

2.	Please revise to disclose here, if true, that your auditors have expressed substantial doubt about your ability to continue as a going concern and that you estimate that your current funds on hand will be sufficient to continue operations through September 2017.

Response: The company has amended its Registration Statement to reflect that our auditors have expressed substantial doubt about our ability to continue as a going concern and that we estimate that our current funds on hand will be sufficient to continue operations through January 2018 (management has re-evaluated its previous estimate).

Mr. Brown

October 17, 2017

Exhibit Index, page 97

3.	We note that many of the exhibit numbers in the Exhibit Index are inconsistent with the exhibits filed with your registration statement. For example, we note that the Exhibit Index identifies the Brand Ambassador Agreement as Exhibit 10.3. However, you have filed the agreement as Exhibit 10.4. There is a similar issue with the Subscription Agreement listed as Exhibit 10.4 in the Exhibit Index, and the auditor’s consent is listed as Exhibit 23.1 but filed as Exhibit 21.1. Please revise for consistency. In addition, please re-organize your exhibit index so that the exhibits appear in sequential order and disclose what the symbol “**” denotes in your exhibit index.

Response: The company has amended its Registration Statement to correct the exhibit numbers in the Exhibit Index.

Exhibit 10.4

4.	Please file your Brand Ambassador Agreement in its entirety. In this regard, we note that you have only filed the first page of the agreement.

Response: The company has included the Brand Ambassador Agreement in its entirety.

* * *

In closing, as requested, the company acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Libertas Law Group, Inc.

/s/ Mark Abdou

cc:	Mr. Joey Parsi, Chief Executive Officer
Ruba Qashu, Esq.